INVEST IN **MOUNT**

Electric scooters launched at Airbnb properties



mountlocks.com Denver CO

Technology Hardware Software Lifestyle Saas

OVERVIEW UPDATES WHAT PEOPLE SAY 11 ASK A QUESTION

Highlights

1. 🔥 $1.5m+ in potential revenue from purchase requests and pre-orders
2. 📈 Waitlist of over 120 properties and 500 scooters - too much demand to keep up with
3. 🚀 Live in Phoenix, Scottsdale, Denver, and Miami
4. Transportation Partner of 420bnb
5. ✈️ Micro-Hospitality growth is SURGING, The best-performing travel segment in pandemic
6. 🌎 Eco-friendly lightweight electric vehicles that can be 3x more profitable than a large fleet
7. Madison (CEO) was named to the Colorado 2020 Inno 25 under 25 entrepreneurs list

Our Team



Madi Rifkin CEO and Co-founder

Involved in micro-mobility for the last 3 years learning from the executives at Lime, Bird, Jump, and Spin. First patent at age 15. Put together a board of advisors with top talent from Uber, Lyft, Jump, Lime and Zagster

Mount's team is made up of mobility and hospitality experts who launched thousands of vehicles while working at Jump and realized the shortcomings of large fleets. We decided to bring the scooter to the travelers. Our brand isn't just electric scooters. We encourage exploration to local shops and bring out the adventurer within our riders.



Matt Langham COO and Co-founder

Ex-Head Mechanic at Jump, Denver. Ran daily operations seeing first hand the failures of a large fleet.



Rishab Nayak CTO and Co-founder

Cloud Solutions Engineer 3+ years industry experience

SEE MORE

Pitch

Chaos ensued when Bird and Lime launched electric scooters and bikes by the thousands – tourists being their biggest customer base taking trips Friday through Sunday. Now what they don't tell you is that these scooters aren't profitable. 90% of the revenue generated from a ride goes to paying


Mount
keep on ridin'
Hospitality, Micro-Mobility and Beyond

1. Warehouse rent

2. Government regulations

3. Gig-economy employees

4. Charging infrastructure.


Micro-mobility Failed!
1. Wrong Customer
a. A majority of trips are taken by tourists Friday through Sunday
2. Flawed Business Model
a. 90% of revenue goes to: scooter life: 3 months, gig-economy workers, warehouse rent
3. Uphill Battle with Government Regulations
a. Limit locations, 9-12 months to launch

The other industry that got severely disrupted because of Covid-19 is the short-term rental industry. Hosts found out that 99% of their revenue was coming from bookings and their rental optimization was only at an average of 45%. They need a way to maximize revenue from the guests they do have.


The Short-Term Rental "Airbnb's" Industry is Failing the Host
99%
Of revenue comes from bookings
45%
Average days in a month an Airbnb is booked (property utilization)
Mount
Property Owners need product differentiation, added revenue streams, and experience-based bookings

To demonstrate the current booking process: Travelers will use a booking platform to book their stay. They don't have the option to add on any extras like a bike rental, boat rental, or airport pickup. They are only paying for their nightly stay. Then, once booked, they start doing outside research and find their own

bike to rent, local tour, and chef. They pay out of pocket for these. If the host had curated these experiences they could upsell them but as of right now they don't and are missing out on a lot of revenue.



Host Misses Out on Massive Revenue Opportunities
Property Manager* a prospective Mount customer looses out on $500,000 in missed revenue opportunities yearly
1 Traveler books through Airbnb, booking.com, Vrbo
2 No add ons available like bike rental, private chef, or airport pickup
3 Traveler pays host for nightly stay
4 Traveler finds local bike shop to rent bike, find service for a chef and books their own local guided tour
(Host misses out on all these extra revenue opportunities for upsell)
Mount
*Property Manager is a property management company managing over 50 properties

Mount brings these two broken markets together where they both need something the other one has. Micromobility needs private property to launch on and can put their scooter directly in front of the tourist. The property also becomes a home for the scooter where rides start and end. This makes sure our scooters don't end up in random places and also allows us to cut out a ton of operational costs. The host gains a new revenue stream and can increase bookings now that they offer a new amenity.



Micro-mobility and STRs Need Each Other
Micro-Mobility
Private Property
Tourist
Home for the scooter
New revenue stream
Increase bookings
Short Term Rentals
Mount

Scooters are already adopted by the rider but the rider doesn't have an option to a great form factor. That's why we decided to take this scooter model and launch it in a way we could directly reach the riders, the tourist, by launching 2-4 scooters at short-term vacation rental properties.



Mount brings scooters to STR's in a package of
1. Scooters
2. Helmets
3. Locks
4. Insurance
5. App to control system

We are looking at working with over 7 million property managers and hosts just within the Airbnb space and on top of that targeting over 500 million travelers.

It's a really big opportunity


$124B
STR Market Worldwide
500M
Travelers stay at Airbnb yearly
7M
Property Managers/Hosts look for extra revenue streams

Mount's team is what makes us unique. We have industry experts from Jump, Lime, Uber and Lyft and within the founding team Matt, our COO, oversaw a 500 unit bike fleet in Denver where he helped run daily operations.


…With domain expertise, industry knowhow, and tech experience
And Mount is uniquely positioned to solve it....
Madison, CEO – Industry/BD/Sales
Before Mount
• Worked in micro-mobility 3+ years
Matt, COO – Product/Ops
Before Mount
• Head Mechanic at Jump oversaw 500 bike fleet daily
Rishab, CTO – Software
Before Mount
• App Dev OXOS Medical

We also have a board of advisors with executives and industry experts from Hostfully, Airbnb, Uber, Lyft, Jump and Lime


We built a platform and decided to solve it
Fleet Management Platform
Scooter Rental App
Scooter Tracking
Edit Your Info
Payment Collected
Last Known User

In order to launch our scooters, we needed a system to track them, charge for rentals and have a customer-facing app. That's exactly what we built. The backend management platform collects data analytics from the scooters and allows us to optimize the fleet. The front-facing app is what the guests download and use to rent the scooter.


3x month over month growth
Scooters
250
200
150
100
50
0
January
February
March
Scooters
120
properties signed up YTD
481
Scooters on waitlist
56%
MoM growth
(2 scooter fleet)

Mount's been live since January launching in Phoenix and then launching Denver and Miami in March. We've grown a substantial waitlist that consists of over 500 scooters in 15 different states. We've also signed up 120 properties on our platform.



Cost to purchase a scooter covered by host's setup fee
Host Payment
Setup Fee: $500 per scooter
Ongoing fee: $65 a scooter/month
Guest Payment
$15/hour
Mount keeps 55%
Host keeps 45%

At a high level, we sell a package to launch your own fleet. To start, every host must pay a down payment of $500 per scooter. Once we have that money we will move forward with the scooter purchase.

We then charge an ongoing fee of $65 a month/scooter. Lastly, we keep 55% of all revenue generated from scooters.



100+ Hosts and Platforms love it
airbnb
Vrbo
Booking.com
Hostfully

We are live in three different cities working with property owners who use the above platforms. We are seeing great early success and plan to launch the next few hundred vehicles in the coming months.



Demand Playbook
Revenue Streams
Multiplication Factor
Demand Fulfillment
Revenue from Rentals
Network Effect
We partner B2B with property managers, hotel corporations, and Super Hosts. Plus, Mount offer's packages and we get a cut of the revenue
Demand Fulfillment Engine
Mount's ongoing affiliate referral program satisfy inbound requests that come in through existing channels.

Now we want to supercharge growth by becoming the fleet manager of all hospitality assets

We don't want to just be an operator. It is a great starting point but with our proprietary tech, we can become a fleet manager of all hospitality assets - golf

proprietary tech, we can become a fleet manager of all hospitality assets - golf carts, surf boards, bikes, scooters, cars.





We are getting more and more traction with property managers, Airbnb Hosts and large hotel chains signing on for this vision.





We are offering up to $200k on Wefunder

Let's supercharge Mount's growth together. We have the customers in place, the operations ready and now just need the capital to start scaling and getting our product out.

The Future Belongs to Micro Fleets





Advisors



Margot Lee Schmorak
CEO/Co-founder
Hostfully



Michael Steiner
Ex-Product Manager
Uber



Joel Martin
VP Digital Out Of Home
Swiftmile



Andrew Reuter
Mechanical Engineer
SpaceX



Mark Bernfeld
Angel Investor



Andrew Wilson
Former VP at
Wheels

Short Term Rental Market Size

$124 Billion

$70 Billion

$350 Million

TAM: Consumer Market
for Short Term Rentals

SAM: Consumer Market for
Millennial Short Term **Vacation**
Rentals
(80% of Airbnb's and other STR's)

Mount's Market
0.5% of SAM

Competition



	2-4 vehicles	Controlled by an App with GPS Tracking	Able to launch at Hotels	Compatible with Airbnb's	Government Approval Needed
Mount	✓	✓	✓	✓	
Leo Rides		✓	✓		
Lime/Bird		✓	✓		✓
Bike/Scooter from Amazon	✓				

Our biggest differentiator is our fleet size of 2-4 scooters. We also have Mount's smart lock that collects and reports data analytics about the scooter. This is proprietary to Mount and what makes us able to streamline operations and makes our fleets 90% efficient than a larger fleet. We don't need a warehouse, gig economy employees, charging infrastructure or government approval. All of

gig-economy employees, charging infrastructure or government approval. All of
the large costs associated with a large fleet don't exist in a micro fleet.